UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

DAILY JOURNAL CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

233912104

(CUSIP Number)

June 9, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)

☐ Rule 13d-1 (c)

☒ Rule 13d-1 (d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 233912104			Page 2 of 7 Pages
1	NAME OF REPORTING PERSON Munger, Marshall & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER NONE
	6	SHARED VOTING POWER 3,640 shares of Common Stock
	7	SOLE DISPOSITIVE POWER NONE
	8	SHARED DISPOSITIVE POWER 3,640 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,640 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ Not Applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.3%
12	TYPE OF REPORTING PERSON PN

13G

CUSIP No. 233912104			Page 3 of 7 Pages
1	NAME OF REPORTING PERSON Charles T. Munger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 120,157 shares of Common Stock
	6	SHARED VOTING POWER 3,640 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 120,157 shares of Common Stock
	8	SHARED DISPOSITIVE POWER 3,640 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,797 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ Not applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.0%
12	TYPE OF REPORTING PERSON IN

13G

CUSIP No. 233912104			Page 4 of 7 Pages
1	NAME OF REPORTING PERSON Ira A. Marshall, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b)☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 15,667 shares of Common Stock
	6	SHARED VOTING POWER 3,640 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 15,667 shares of Common Stock
	8	SHARED DISPOSITIVE POWER 3,640 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,307 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ Not applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.4%
12	TYPE OF REPORTING PERSON IN

Page 5 of 7 Pages

Item 1.

(a)	Name of Issuer

Daily Journal Corporation

(b)	Address of Issuer’s Principal Executive Offices

915 East First Street, Los Angeles, California 90012

Item 2(a). Name of Person Filing:

Item 2(b). Address of Principal Business Office:

Item 2(c). Citizenship:

Munger, Marshall & Co. 355 South Grand Avenue 34th Floor Los Angeles, California 90071 California limited partnership	Charles T. Munger 355 South Grand Avenue 34th Floor Los Angeles, California 90071 United States Citizen

Ira A. Marshall, Jr. 355 South Grand Avenue 34th Floor Los Angeles, California 90071 United States Citizen

(d)	Title of Class of Securities

Common Stock, par value $0.01 per share (the “Common Stock”)

(e)	CUSIP Number

233912104

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially Owned

See the Cover Pages for each of the Reporting Persons.

(b)	Percent of Class

See the Cover Pages for each of the Reporting Persons.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote
(ii)	shared power to vote or to direct the vote
(iii)	sole power to dispose or to direct the disposition of
(iv)	shared power to dispose or to direct the disposition of

See the Cover Pages for each of the Reporting Persons.

Page 6 of 7 Pages

Item 5. Ownership of Five Percent or Less of a Class.

Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Munger, Marshall & Co. and Mr. Marshall, have ceased to be the beneficial owners of more than 5% of the Common Stock. Mr. Munger continues to beneficially own more than 5% of the Common Stock, which beneficial ownership is reported on a Schedule 13D filed by Mr. Munger in his individual capacity.

The information set forth in response to Item 9 below is hereby incorporated by reference in response to this Item 5.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

See Exhibit A.

The information set forth in response to Item 9 below is hereby incorporated by reference in response to this Item 8.

Item 9. Notice of Dissolution of Group.

The group previously consisting of Munger, Marshall & Co., Charles T. Munger and Ira A. Marshall, Jr. has been dissolved, effective upon filing of this Schedule 13G. Further filings with respect to the Common Stock will be filed, if required, by members of the group, in their individual capacities.

The information set forth in response to Item 5 above is hereby incorporated by reference in response to this Item 9.

Page 7 of 7 Pages

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 15th day of November, 2010

MUNGER, MARSHALL & CO.

By:	/s/ Charles T. Munger
Charles T. Munger General Partner

/s/ Charles T. Munger

Charles T. Munger

/s/ Charles T. Munger, Attorney-in-fact

Ira A. Marshall, Jr.

SCHEDULE 13G

EXHIBIT INDEX

Exhibit Reference.	Description of Exhibit

A	Members of Filing Group, filed herewith.

B	Consent to Joint Filing and Power of Attorney, dated February 12, 1987, by and among Munger, Marshall & Co., Charles T. Munger and Ira A. Marshall, Jr. (incorporated by reference to Exhibit B to the Schedule 13G filed by Munger, Marshall & Co., Charles T. Munger and Ira A. Marshall, Jr. with the Securities and Exchange Commission on February 13, 1987).

SCHEDULE 13G

EXHIBIT A

MEMBERS OF FILING GROUP

Munger, Marshall & Co.

Charles T. Munger

Ira A. Marshall, Jr.